4.5% growth in 'same stores' sales
September 2006 Sales Performance

São Paulo, Brazil, October 16, 2006 — Companhia Brasileira de Distribuição [NYSE: CBD; BOVESPA: PCAR4 (PN)], announces September 2006 Sales Performance (unaudited preliminary figures). The information presented below was calculated based on consolidated numbers and in Reais, according to the current Corporate Law.

        In September 2006, CBD’s gross sales reached R$1,306.5 million, a 5.9% increase compared to the same period of 2005.

        Net sales totaled R$ 1,101.8 million, a 7.0% growth compared to the same period of the previous year. Sales in the 'same stores' concept in nominal terms recorded a 4.5% growth in the month.

        One of the highlights of the period was the recovery of food products sales, which reversed the fall trend showed during the previous months, recording a 0.2% increase in September. The sales performance of non-food products remained quite positive, with a 18.1% growth in the month.

        The increase of clients traffic in the stores compared to the previous months and the 'calendar effect' - September had an additional Saturday (about 150 bps) - have also contributed to the good performance of sales.

         The performance presented this month is an important sign that the Company is in the right path. For this reason, CBD will continue to reinforce its competitive prices strategy in order to consolidate its sales performance.

         2.5% growth in net sales in 3Q06

         CBD's gross sales reached R$ 3,914.4 million in 3Q06, a 1.3% appreciation compared to the same period of 2005. Net sales totaled R$ 3,297.5 million, representing a 2.5% growth compared to 3Q05.

         Gross Sales in the 'same stores' concept recorded a slightly positive performance, of 0.2% in the period.

Note: Same store sales figures include only stores with, at least, 12 months of operation.

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.	COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD) Daniela Sabbag Investor Relations Officer Phone: (55) (11) 3886-0421 Fax: (55) (11) 3884-2677 e-mail: cbd.ri@paodeacucar.com.br website: www.cbd-ri.com.br